SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE

BOARD OF DIRECTORS OF BRASKEM S.A.

1.        Objective

These Internal Rules (“Rules”) govern the operations of the Board of Directors (“Board” or “CA”) of Braskem S.A. (“Braskem” or “Company”), supporting its members by:

•     definitining their responsabilities, as established in Braskem’s Bylaws (“Bylaws”) and in the Shareholders’ Agreements filed in the Company’s headquarters (“Shareholders’ Agreements”);

 •    establishment of the communication system between the CA and the Braskem Business Leader (“LN-Braskem”); and

•     definition of the CA’s support structure and the roles of the responsible for that support structure.

2.        Duties

The Board is responsible for rendering accounts to the shareholders and other interested parties for the tangible and intangible assets used to conduct Braskem’s business. For that purpose, it must act in an active and independent manner, deliberating eefectively and pomply, in the Company’s best interest to increase value for all shareholders.

The CA shall be responsible for the following duties, among others,  in accordance with applicable laws, the Bylaws and the Shareholders’ Agreements:

    i.         Establishing the general orientation of the Company’s business;

   ii.         Approving LN-Braskem’s Action Program (“PA”);

  iii.         Approving the plan of succession for LN-Braskem, the members associated with him/her and the Chief Compliance Officer (“CCO”);

  iv.         Approving the implementation of an annual process for evaluating the CA, the CA’s Support Committees and the members directly connected to him/her;

   v.         Conducting an annual evaluation of the LN-Braskem, as well as analyzing and discussing the results of evaluations of members directly connected to LN-Braskem;

  vi.         Approving the matters defined in the Bylaws, Shareholders’ Agreements and in the policies proposed by the LN-Braskem and by the CA itself;

 vii.         Submitting to the Shareholder’s Meeting (“Meeting”) the matters subjects to its responsibility;

  Expressing its opinion at the Meeting regarding election of the Company’s board members, classifying the candidates according to the independence criteria established in the Company’s policy, as well as evaluating, during the years following their election, whether or not the independent board members should remain classified as independent by identifying and reviewing any circumstances that might compromise their independence;

  ix.         Approving the nomination of the board members appointed by the Chairman of the Board of Directors (“P-CA”) to contitute the Compliance Committee (“CC”), the Finance and Investment Committee (“CFI”), the Strategy and Communication Committee (“CEC”) and the Personnel and Organization Committee (“CPO”);

  Approving, , on an annual basis, the CC’s program, which includes the duties of compliance and internal auditing, as well as approving the budget for the CC and the Compliance area, allocated to cover the expenses of its operations, which must also include the resources and structure necessary for executing the functions of the Internal Audit area;

  xi.         Establishing the principles and objectives of the Company with respect to compliance, guaranteeing the existence of a compliance system that ensuring an ethical, fair and transparent role, in accordance with applicable regulations and laws, as well as monitoring its development and effective implementation;

 xii.         Approving the proposals (i) of the Company’s risk appetite; (ii) of the risk matrix and risk management work plan; and (iii) of the mitigation and contingency plans, as well as periodic monitoring of the Risk Matrix and the mitigation and contingency plans;

xiii.         Guaranteeing the adoption and consistent updating by Braskem of the corporate governance system, to meet the best market practices;

xiv.         Verifying, at least semi-annually, the compliance of the Company’s securities trades carried out by signatory participants of individual investment plans with the commitments undertaken by such participants in their respective plans signed by them with the Company’s Investor Relations Officer;

 xv.         Appraising the Qualification (as defined in the Company’s Indemnity Policy), and approving the indemnity commitments to be granted whenever (i) it involves a related party, pursuant to the Bylaws; (ii) it has as beneficiary the LN-Braskem or more than a half of the Company’s management; (iii) the amounts payable to beneficiary(ies) involved in such Claim (as defined in the Company’s Indemnity Policy) are greater than BRL 20 million or an equivalent amount in dollars; or (iv) at the discretion of management, it is relevant for the Company, due to: (a) the subject matter or its potential effects over the Company, from a point of view of strategy, reputation, or others; or (b) the possible repercussion on other similar Claims which added amount payable is greater than BRL 20 million;

xvi.         Analyzing and authorizing the Expenses (as defined in the Company’s Indemnity Policy) arising from indemnity commitments granted to CA, subject to the terms of the Indemnity Policy;

xvii.         Monitoring from time to time the granting by management of new indemnity commitments not under the responsibility of the CA, as well as indemnity commitments that may be approved by CA, and which Expense is in an amount lower than BRL 500 thousand;  and

xviii.         To approve, in the last meeting of each fiscal year, the basic schedule of ordinary meetings for the next fiscal year, as proposed by the P-CA, encompassing the activities incumbent thereupon, as well as the schedule to hold such meetings.

3.        Chairman of the Board of Directors

The P-CA has the following duties, notwithstanding any others that may be assigned to him/her by the Shareholders Agreements, Bylaws and by law:

    i.         To comply and enforce compliance with the guidelines contained in these Rules;

   ii.         To ensure the body’s efficiency and proper performance;

  iii.         To propose the dates and agendas for the Meetings of the Braskem Board of Directors (“RCA” or “RCAs”);

  iv.         To ensure that the convocations and agenda for the RCAs are sent to the board members, along with any supporting materials, by the deadeline stipulated in these Rules;

   v.         To convene and hold the RCAs;

  vi.         To invite, whenever necessary, external consultants and Braskem administrators and Team Members to appear at the RCAs. The invitation shall be extended with the support of the Executive Secretary of the CA (“S-CA”);

 vii.         To propose to the administration the hiring of external consultants in order to, in certain situations, aid the Committee’s tasks. The hiring process shall comply with Braskem’s guidance documentation;

 viii.        To coordinate, with CPO’s support, , the preparation of the plan of succession for LN-Braskem, the members associated with him/her and the CCO, and to submit the plan for the CA’s approval;

  ix.         To appoint, for consideration by the CA, board members to compose each Support Committee, as well as to appoint their respective coordinators; and

   x.         To submit to the CA proposals for updating these Regulations, which shall be previously considered by all members of the Support Committee.

4.        Composition and Term of Office

As defined in the Bylaws, the Board is comprised of eleven (11) members and their respective alternates, elected or dismissed at any time by the Meeting.

The positions of LN-Braskem and P-CA may not be occupied by the same person.

The members of the Board of Directors shall have a unified term of office of two (2) years, with reelection being permitted.

At least twenty percent (20%) of the members of the Board of Directors must be independent directors, in accordance to the definition provided in the Company's policies.

Whe compliance with the above percentage resuls in a fractional number of board members, that fraction shall be rounded up to the next whole number.

The new members of the CA shall participate in the Onboarding Program for new board members organized by the corporate governance area of the Company, which has the purpose of assisting the new board members to be familiar with the culture, people, the business environment of the Company, and its compliance and corporate governance systems, upon (i) the receipt of information required to conduct their functions; (ii) the introduction to the executive officers to the Company; (iii) the understanding of the main businesses, activities and facilities of Braskem; and (iv) the participation in the training in compliance.

5.        CA Support Committees

The role of the Support Committees shall be to examine certain matters in order to assist deliberations under the CA’s responsibility, but the Support Committees shall not make decisions on behalf of the CA.

The Committees shall be created by the CA, which shall define the respective scope and expected results of each Committee.

5.1.      Permanent Committees

Permanet Committees are those that attend to matters whose nature and objectives remain unchanged through time shall be permanent. The board members who make up these committees shall have terms of office that coincides with the CA’s, and each committee shall have a minimum of three (3) and at the most five (5) members, with one of them being appointed as Committee coordinator. There shall be no alternate members on the Committees.

The Board shall have four (4) Permanent Committees: CFI, CPO, CEC and CC.

The duties and manner in which these Committees shall function are defined in their respective Internal Rules approved by the CA.

5.2.      “Ad Hoc” Committees

Ad hoc committees are those that attend to relevant matters of a temporary  nature. Their period of validity is limited and they shall be disbanded upon attaining the expected results, or upon expiry of the period defined in their governing rules.

 The number of participants shall be defined on a case-by-case basis.

6.        CA’s Communication System

6.1.      Matters for Deliberation

Matters for deliberation are submitted for the CA’s approval at the initiative of the P-CA, any board member through the P-CA, or LN-Braskem through the S-CA, and may be sent to the CA via a Deliberation Proposal (“PD” or “PDs”) when the nature and/or complexity of the subject matter so warrants.

6.2.      Informative Material

Communications initiated by the board members or the LN-Braskem on relevant matters, distributed as reports or presented in the RCAs with the purpose of better enabling the Board for awareness, follow-up, analysis and, whenever applicable, resolution of matters of interest to the Company.

6.3.      Relevant Facts, Notices to the Market and other communications

External reports of relevant facts and notices to the market must be sent to the board members by the Company’s Corporate Governance area, no later than their original external publication.

In addition to relevant facts, the CA must also be notified, through the Company’s Corporate Governance area, of any other facts that might have a material impact on the Company or that may be important for the CA in carrying out its activities.

7.   CA Operational System

7.1.      RCA Convocation and Agenda

The RCA’s agendas shall be defined by the P-CA with the participation and proposals of LN-Braskem.

The convocations, agenda and any PDs and support materials for the RCAs must be sent by the P-CA, with the support of the S-CA, to the board members at least 10 (ten) calendar days prior to the date of the RCA, unless the majority of its acting members establishes, on an exceptional basis, an earlier deadline, but one that is never less than 48 (forty-eight) hours, in which case the agenda must be provided with the proper accompanying documents.

7.2.      PDs

The PDs are formal documents that may be used to submit to the CA the matters for deliberation, whose nature and/or complexity, and shall, in this event, has a standard format as defined in Exhibit I to these Regulations, and shall also be elaborated with the soundness required to a correct consideration of the matter by the CA, including the context, main terms and conditions of the transaction to be deliberate, as well as the relation of the counterparty to the Company, its shareholders, Administrators1 and Close Relatives2 of Administrators, based on information provided to the Company in the Form referred to in Item 7.3.1 of these Regulations.

The titles of PDs shall be reflect the nature of the matter dealt with, according to the following categories: administration, alienation of assets, contract/commercial, financial, corporate governance/compliance, investments, legal, corporate or planning/organization/personnel.

The submission by the board members of questions and comments on the PDs and the supporting material is advisable as early as possible, so as to improve the discussion and provide elements for a strict decision-making process.

Once the PD is approved, according to its original content or with changes introduced by the CA, the PD shall constitute a matter for deliberation, producing the resulting effects.

7.3.      Deliberations

The CA shall only deliberate with the presence of the majority of its board members and resolutions shall be taken by majority vote, subject to the terms of the Shareholders’ Agreements.

Any CA resolution whose immediate disclosure in public minutes could jeopardize the Company’s legitimate interests shall be recorded in separate minutes of the meeting, which shall be filed at the Company’s head office. Any subsequent public disclosure of the resolutions, if applicable, must be approved by the CA.

In the event that a resolution is not implemented, or if there is any change prior to implementation regarding the relevant approval conditions, the proponent of the resolution shall, depending on the nature and relevance of the change, notify the CA or, as the case may be, submit the PD for revision or announce the cancellation of the resolution at the following RCA.

1 Members of the Board of Directors and of the Statutory Executive Officers.

2 Those are family members who are likely to have influence or be influenced by a person in the business of such board members with the entity, and include: (a) children, spouse or home companion of such person; (b) children of- such person’s spouse or home companion; and (c) such person, spouse and civil companion’s dependents.

In the controlled companies with minority partners with relevant corporate interest, especially those with board members representing these minority partners, the CA resolution implementation must respect the governance in effect for the controlled company.

7.3.1.     Conflict of Interests

Prior to their elections, the nominees to be members of the CA shall provide information on the equity interests held by them, their prior and current professional backgrounds, family relationship, among others, in a specific form to be made available by the corporate governance area of Braskem (“Form”).  Such information shall be verified annually by the board members and updated whenever any changes are made.

Such information shall be shared with the other Board members at the Company’s governance portal.

In case any board member is amidst conflict of interest with a certain resolution, he or she must refrain from taking part in the decision-making process regarding such resolution, and he or she shall also inform the CA of its impediment and state it in the RCA minutes. If he or she fails to express his or herself regarding any conflict of interest, any other board member with knowledge of the situation shall do so.

7.4.      Meetings

The RCAs shall take place in accordance with the schedule of regular meetings approved annually by the CA and must be held at least 6 (six) and no more than 12 (twelve) times each fiscal year.

The RCAs shall be held, preferably, at Braskem’s head office, and may be held remotely by conference call, video conference or any other means of communication that allows the identification of the board member and simultaneous communication with all other persons attending the meeting. The means of communication to be used by a board member shall be that informed by the Company’s Information Security Area. In case it is not possible to use the mean informed as above mentioned, the board member shall inform in advance the S-CA the mean of communication to be used, so that the Information Security Area may validate it.

 In case of remote meetings, each board member shall be individually and solely liable for taking all measures required to assure the strict confidentiality thereof, and access to any information dealt with in the meeting by persons not authorized by the P-CA is strictly prohibited.

The following may take part in the RCAs, as guests:

                      i.      LN-Braskem;

                     ii.      members of the LN-Braskem’s staff, when the nature of the matter(s) in the agenda so justifies, at the LN-Braskem’s discretion and with consent from the P-CA;

                    iii.      member of the legal area acting as RCA secretary;

                    iv.      member of the corporate governance area acting as S-CA; and

                     v.      external consultants, administration members and Braskem members invited by the P-CA, as set forth in clause vi, item 3 of these Rules.

Independently of the CA’s regular meetings, exceptional meetings may be called, as necessary.

7.4.1.     Absence or Vacancy of the P-CA or a Board Member

In case of temporary absence or impediment, the board members shall be substitute by their respective alternates, in case other effective or alternate member is not appointed by the substituted member, by means of a representation letter.

In case of temporary absence or impediment of the P-CA, the CA shall be chaired by the CA Vice-Chairman (“VP-CA”). In the temporary and simultaneous absence and/or impediment of the P-CA and VP-CA, the P-CA shall appoint, out of the remaining Board members, which one shall replace him or her as chairman of the CA.

In case of vacancy in the board member position, the substitute shall automatically be the respective alternate therefor, in case another board member is not appointed by the remaining board members out of the alternate members, in observance of the provisions of the Shareholders’ Agreements. The substitute member shall act until the first Meeting, in which he or she may be ratified in office or substituted by the shareholders. The substitute elected to fill the vacant position shall complete the remaining term of office of the replaced member.

7.5.      Executive Session

The CA may adopt executive sessions of board members, without the presence of guests, for adjustment and discussions of matters of their own interested and, when required, separated minutes shall be drawn up and filed with the Company’s head office.

7.6.      Minutes

The RCAs minutes shall be clearly drafted, and must record the decisions taken, the informative matters, the persons in attendance, the registration of grounded votes and the vote abstentions, if any. Whenever possible, the minutes shall be approved and signed by the board members immediately after the closing of the meeting. The minutes shall be filed in the Company in a dedicated book therefor.

There shall be disclosed to the market the minutes of the CA meetings containing resolutions intended to have effects on third parties, and those that, at the CA’s discretion, are appropriate based on their relevance or in order to show compliance with certain practices by the Company, which minutes shall be filed with the proper bodies and published as provided for by applicable law and regulations.

The RCA secretary shall have the following duties:

                      i.      Prepare and draw up the respective minutes, after their approval by the CA, and other documents in a dedicated book, causing their filing with the proper body and publication in the official gazette and in a widespread newspaper, if applicable; and

                     ii.      Gather the signatures of all board members who participated in the RCA, in addition to recording the attendance of any guests.

7.7.      Board’s Executive Secretary

The S-CA serves as the channel of communication between the board members and LN-Braskem and his/her team, in order to streamline, coordinate and monitor the information necessary to duly fulfill the Board’s responsibilities.

The position is chosen by the P-CA, out of a LN-Braskem indication, from among the members of the Company’s corporate governance area.

The S-CA is responsible for supporting the CA and its Committees in order:

                     i.        To prepare and manage the schedule of regular meetings and any exceptional meetings;

                     ii.      To organize the RCAs and Committees’ meetings;

                    iii.      To standardize, review and distribute documents to be analyzed in the RCAs and Committees;

                    iv.      To obtain from the LN-Braskem and his/her team clarifications on the PDs and other documents, whenever required;

                     v.      To aid the board members, upon request, in matters of interest to the CA;

                  vi.        To monitor and support the execution of actions resulting from the deliberations, especially those under the responsibility of the P-CA;

                   vii.      To maintain the number, control and filing of PDs and other documents denided in these Rules;

                  viii.      To draft agendas, calculation record and related documents, pertaining to the RCAs and the Committees, interacting with the LN-Braskem and with the board members on behalf of the P-CA;

                  ix.        Propose and prepare documents and support the implementation of measures intended to improve the functioning of the CA and its Committees; and

                   x.        To Make sure that the CA and its Committees are functioning efficiently.

7.8.      General provisions

All communications between members of the CA and other advisors shall take place under strict confidentiality.

EXHIBIT I

RESOLUTION PROPOSAL STANDARD MODEL

(Identification No.)     (year)

                                                                         PD.CA/BAK-     _     _        /  _ _

RESOLUTION PROPOSAL

RECITALS:

 - facts and reasons justifying the PD, including context, main terms and conditions for the transaction to be resolved;

- in case of a transaction with a related party, it should be claried the relations of such counterpart with the Company, its shareholders, Administrators3 and Close Relatives4 of Administrators, based on information provided to the Company in the Form referred to in item 7.3.1 of these Regulations; and

3Members of the Board of Directors and of the Statutory Executive Officers.

4 Those are family members who are likely to have influence or be influenced by a person in the business of such board members with the entity, and include: (a) children, spouse or home companion of such person; (b) children of such person’s spouse or home companion; and (c) such person, spouse and civil companion’s dependents.

- groundings for item of the Internal Resolutions defining the Board authority.

RESOLUTION:

         content of the resolution/decision of the Board which may be approved, as proposed or redefined at the board members’ discretion.

DESTINATION:

 name(s) of the person(s) responsible for implementing the decisions and support therefor, as the case may be.

_ _      acronym(s) of the proposer(s)

_____. _____. _____      date

                                                                                                            Signature of the P-CA

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.